Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

April 23, 2021

VIA EDGAR TRANSMISSION

Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:    Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
on behalf of the Muzinich U.S. High Yield Credit Fund (S000036429)
(formerly, Muzinich U.S. High Yield Corporate Bond Fund)

Dear Mr. Sutcliffe:

This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards, Carl Gee, and Gina Bergdorf of U.S. Bank Global Fund Services, on April 16, 2021, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 812 to its registration statement. PEA No. 812 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-1A on March 1, 2021. The purpose of PEA No. 812 was to change the name of the Muzinich U.S. High Yield Corporate Bond Fund to “Muzinich U.S. High Yield Credit Fund”; revise the description of the principal investment strategy of the Muzinich U.S. High Yield Credit Fund; and make other material and non-material changes to the Registration Statement for the Fund. The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

* * * * * *

The Trust’s responses to your comments are as follows:

GENERAL
1.    Please provide the Staff with the Trust’s response letter at least five business days prior to effectiveness of the Fund’s registration statement.

Response 1: The Trust is providing this response letter more than five business days prior to effectiveness.

2.    Please fill in all blanks, brackets and otherwise missing information.

Response 2: The Trust confirms that it will fill in all blanks, brackets and otherwise missing information prior to filing the post-effective amendment on Form N-1A to be filed pursuant to Rule 485(b) under the 1933 Act. Additionally, the Trust confirms that it will send via email a redlined version of the changes for the Staff to review.

PROSPECTUS
3.    On page 37 of the prospectus, under the section titled “Additional Information About the Fund’s Principal Investment Strategies” pursuant to Item 9(a) of Form N-1A, please state the Fund’s Investment Objective.

Response 3: The Trust responds by updating the disclosure as follows:

The investment objective of the U.S. High Yield Fund is to provide a high level of income on a risk-adjusted basis over a full market cycle. The investment objective ~~of the Fund provided within the Fund’s Summary Section of this Prospectus~~ is non-fundamental; that is, it can be changed by a vote of the Board of Trustees alone and without a shareholder vote upon at least 60 days’ prior written notice to shareholders.

4.    On page 62 of the prospectus, under the section titled “Choosing a Share Class” please confirm that the “Shareholder Service Fee” should be reflected as 0.10% and correct the typographical error.

Response 4: The Trust responds by supplementally confirming that this was a typographical error, and the error has been corrected to reflect 0.10% shareholder service fee.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
5.    Please note that Rule 411 under the Securities Act of 1933 (“1933 Act”) and Rule 0-4 under the Investment Company Act of 1940 (“1940 Act”) require hyperlinking of both exhibits and other information incorporated by reference in a registration if publicly available on EDGAR. Accordingly, please add hyperlinking on the cover page of the SAI, the second paragraph, which states: “The financial statements, accompanying notes and report of independent registered public accounting firm appearing in the Annual Report are incorporated into this SAI by reference to the Fund’s Annual Report dated December 31, 2020, as filed with the U.S. Securities and Exchange Commission (“SEC”).”

Response 5: The Trust acknowledges the Staff’s comment and confirms that the upcoming 485(b) amendment will be compliant with the requirements of the FAST Act with respect to the hyperlinking of information or documents on EDGAR that have been incorporated by reference.

6.    On page 35 of SAI, under the “Management - Trust Committees” section, please revise this section to provide the information required by Item 17(b)(2)(ii) of Form N-1A, which states to provide “the members of the committee.”

Response 6: The Trust responds by confirming that the committees are comprised of all of the Independent Trustees, as reflected in the changes below:

The Nominating and Governance Committee, comprised ~~entirely~~ of all of the Independent Trustees, is responsible for seeking and reviewing candidates for consideration as nominees for Trustees and meets only as necessary.

The Audit Committee is comprised ~~entirely~~ of all of the Independent Trustees.

7.    The Staff notes that the Valuation Committee is not a standing committee, please supplementally provide a brief discussion of why it is not.

Response 7: The Trust has given thoughtful consideration to the Staff’s comment and reviewed the requirements of Form N-1A. The Registrant believes its disclosures are adequate because while the Valuation Committee is a standing committee of the Trust, it is not a standing committee of the Board of Trustees. The Trust responds by citing Item 17(b)(2) of Form N-1A, which requires that Registrants “[i]dentify the standing committees of the Fund’s board of directors...” Because the Board has delegated day-to-day valuation issues to the Valuation Committee, which Committee is not comprised of any member of the Board, the Trust has determined that the Valuation Committee does not fit the description of a “standing committee of the Fund’s Board of directors” as required by Form N-1A. The Trust includes disclosure in the SAI that explains, “the Board has delegated day-to-day valuation issues to a Valuation Committee that is comprised of representatives from the Administrator’s staff and certain officers of the Trust and overseen by the Independent Trustees.”

8.    On page 60 of the SAI, the staff notes that the financial statements are incorporated by reference, the staff notes that best practice is to hyperlink any information incorporated by reference.

Response 8: The Trust acknowledges the Staff’s comment and confirms that the upcoming 485(b) amendment will be compliant with the requirements of the FAST Act with respect to the hyperlinking of information or documents on EDGAR that have been incorporated by reference.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Carl G. Gee
Carl G. Gee, Esq.
Secretary of the Trust

cc:    Domenick Pugliese, Esq., Sullivan & Worcester, LLP